FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 17, 2005, announcing that Registrant’s subsidiary, Spacenet Inc., has been selected by VST International, Inc. to provide broadband satellite connectivity for an advanced digital advertising network for gas and convenience stores in the US.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: August 17, 2005

VST International selects Gilat’s Spacenet
subsidiary to provide satellite network services

Petah Tikva, Israel, August 17, 2005 – Gilat Satellite Networks Ltd. (NASDAQ: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has been selected by VST International, Inc. to provide broadband satellite connectivity for an advanced digital advertising network for gas and convenience stores in the US. VST International, Inc. plans to deploy its VST Media Network at 1400 to 1700 sites within the next 12 to 18 months.

Spacenet is also providing VST its Connexstar EP service, which offers many of the benefits of a customized private VSAT network using a partitioned central hub infrastructure and dedicated network bandwidth. Connexstar EP is highly scalable, and can easily be expanded with additional bandwidth to meet the requirements of new applications.

VST Chief Executive Officer Lee Olesen said, “We chose Spacenet’s VSAT service because it will provide a consistent, reliable and affordable broadband solution for our nationwide media network. When comparing VSAT to terrestrial alternatives, we found that the utility and scalability of VSAT made it a perfect fit for our needs. In addition, Spacenet’s proven experience implementing and maintaining thousands of VSAT sites makes them a valuable solutions provider.”

Spacenet’s President and CEO Bill Gerety said, “VST demands the best in networking services to support the VST Media Network, and that is what Spacenet delivers. Our Connexstar EP service is an excellent example of how Spacenet customers can cost-effectively improve their networking performance by leveraging our technological advantages. We are confident that Spacenet’s services will enable VST to rapidly and cost-effectively deliver large volumes of digital content to a growing number of locations over a reliable and scalable network infrastructure designed to suit their needs.”

About VST
VST, headquartered in San Diego, California, specializes in providing state-of-the-art networked media solutions to retail oil companies worldwide through the VST Media Network. The VST Media Network is an active audience network that breaks through the everyday clutter by delivering high value, measurable impressions in a unique setting to an attentive audience. The VST Media Network is deployed through retail petroleum stations via fuel pump mounted monitors that provide full-motion video and stereo sound. Ideal for developing brand awareness, direct response retailing and executing product promotions, the VST Media Network improves the petroleum retailing experience and increases site revenues and profitability. More information about VST and the VST Media Network can be found at: www.vst-media.com.

About Spacenet
Spacenet is the worldwide services group of Gilat Satellite Networks. Spacenet Inc., based in McLean, Virginia, provides connectivity, value-added applications and managed networks to customers in North America and worldwide, including its Connexstar satellite and hybrid terrestrial broadband networking solutions for enterprise and government customers, and StarBand residential and small-office VSAT services. Spacenet has more than 20 years of experience providing wide area networks, application support, customer care and network management for some of the largest satellite-based networks in the world. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide.

Gilat markets the SkyEdge™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Stan Schneider, Schneider Communications
Ph. 954-435-3310, stan@schneidercom.com